SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT UNDER
                 SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                         THE MARINA LIMITED PARTNERSHIP
                              (NAME OF THE ISSUER)

                         THE MARINA LIMITED PARTNERSHIP
                            THE MARINA II CORPORATION
                        (NAME OF THE PERSONS FILING STATEMENT)

                 LIMITED PARTNER UNITS AND DEPOSITARY RECEIPTS
                         (TITLE OF CLASS OF SECURITIES)

                                  568088 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ALLEN E. ROSENBERG
                     PRESIDENT OF THE MARINA II CORPORATION,
            THE GENERAL PARTNER OF THE MARINA LIMITED PARTNERSHIP
                          11691 FALL CREEK ROAD
                      INDIANAPOLIS, INDIANA 46256
                            TELEPHONE: (317) 845-0270
                            TELECOPY: (317) 845-0766

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
  NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                    COPY TO:

                              C. RUSSELL COX, ESQ.
                              COX & SARGEANT, P.C.
                          8440 WOODFIELD CROSSING BLVD.
                                    SUITE 450
                           INDIANAPOLIS, INDIANA 46240
                            Telephone: (317) 469-4120
                            Telecopy: (317) 469-4795

This statement is filed in connection with (check the appropriate box):

[X] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ] (b)  The filing of a registration statement under the Securities
         Act of 1933.

[ ] (c)  A tender offer.

[ ] (d)  None of the above.



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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE:

  Transaction Valuation*                         Amount of Filing Fee
    $1,215,200.00                                  $243.04

* For purposes of calculating the fee only. The filing fee was determined based upon 30,380 issued and outstanding Limited Partner Units, which reflects the maximum number of Limited Partner Units that will be redeemed by The Marina Limited Partnership in the Reverse Unit Split Proposal, multiplied by $40.00 per Limited Partner Unit. The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Limited Partner Units to be redeemed.

[ ] Check the box if any part of the fee is offset as provided by Regulation 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: ________________________
     Form or Registration No.: ________________________
     Filing Party: ________________________
     Date Filed: ________________________


                                  INTRODUCTION

        This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by The Marina Limited Partnership, an Indiana limited partnership (the "Partnership") and The Marina II Corporation, an Indiana corporation (the "General Partner") (collectively, the "Filing Parties"), in connection with the proposed amendment to the Agreement of Limited Partnership of The Marina Limited Partnership (the "Limited Partnership Agreement") to reduce the number of authorized units of the Partnership (the "Units")to effect a reverse unit split in which one new Unit(the "New Unit" or "New Limited Partner Unit")will be exchanged for every 300 old Units (the "Old Units" or "Old Limited Partner Units"), presently issued and outstanding. Under the proposal, no fractional New Limited Partner Units will be issued to any limited partner who holds less than one New Limited Partner Units. Limited partners that own less than 300 Old Limited Partner Units will receive from the Partnership $40.00 for each Old Limited Partner Unit, unless a limited partner elects to round up by purchasing a fractional New Limited Partner Unit at $40.00 per 1/300 fractional New Limited Partner Unit sufficiently to receive a whole New Limited Partner Unit (the "Reverse Unit Split Proposal"). The affirmative vote of a majority of the issued and outstanding Limited Partner Units is required for approval of the Reverse Unit Split Proposal.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934,



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as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit 16(d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement or the Annual Report on Form 10-K for the year ended December 31, 2000 (the "Annual Report")of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement and the Annual Report is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement, the Annual Report and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement and the Annual Report.


                              CROSS REFERENCE SHEET

ITEM NUMBER AND CAPTION IN                LOCATION IN THE PROXY STATEMENT
SCHEDULE 13E-3                            OR ANNUAL REPORT

1.  SUMMARY TERM SHEET                    "Summary" of Proxy Statement


2.  SUBJECT COMPANY INFORMATION

         (a)                               Outside Front Cover Page of Proxy
                                           Statement

         (b)                               "INTRODUCTION" of Proxy
                                           Statement

         (c)                               "Item 5" of the Annual Report

         (d)                               "Item 5" of the Annual Report;
                                           "SPECIAL FACTORS-Fairness" of the
                                           Proxy Statement

         (e)                               Not Applicable

         (f)                               Not Applicable


3.  IDENTITY AND BACKGROUND
    OF FILING PERSON

         (a)-(c) Outside Front Cover Page of the Proxy Statement; "Item 1" and "Item 10" of the Annual Report


4.  TERMS OF THE TRANSACTION

         (a)                               "INTRODUCTION," "FIRST AMENDMENT TO
                                           LIMITED PARTNERSHIP AGREEMENT,"
                                           "SPECIAL FACTORS-Purpose of Reverse




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                                           Unit Split Proposal" and "-Effects of
                                           Reverse Unit Split,"
                                           "CAPITALIZATION," "SUMMARY FINANCIAL
                                           AND PRO FORMA INFORMATION,"and
                                           "ADDITIONAL FACTORS TO BE
                                           CONSIDERED-Federal Income Tax
                                           Consequences of the Reverse Unit
                                           Split Proposal" of the Proxy
                                           Statement

         (c) "INTRODUCTION" and "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT" of Proxy Statement

         (d) "SPECIAL FACTORS-Fairness" and "NO RIGHT OF LIMITED PARTNERS TO SEEK APPRAISAL RIGHTS" of Proxy Statement

         (e)                               None

         (f)                               Not Applicable


5.  PAST CONTACTS, TRANSACTIONS,
    NEGOTIATIONS AND AGREEMENTS

         (a)(1)- (2)                       "Item 11" of the Annual Report

         (b)                               Not Applicable

         (c)                               Not Applicable

         (e)                               "Changes in Control" of "Item 12" of
                                           the Annual Report


6.  PURPOSES OF THE TRANSACTION
    AND PLANS OR PROPOSALS

         (b) "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT" and "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" and "-Effects of Reverse Unit Split" of the Proxy Statement

         (c) "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal," "-Effects of Reverse Unit Split" and "-Plans or Proposals of the Partnership" of the Proxy Statement


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7. PURPOSES, ALTERNATIVES, REASONS
   AND EFFECTS

         (a) "INTRODUCTION," "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT" and "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" of the Proxy Statement

         (b)                               "SPECIAL FACTORS-Alternatives" of
                                           the Proxy Statement

         (c) "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" and "-Fairness" of the Proxy Statement

         (d)                               "FIRST AMENDMENT TO LIMITED
                                           PARTNERSHIP AGREEMENT," "SPECIAL
                                           FACTORS-Purpose of Reverse Unit
                                           Split Proposal" and "-Effects of
                                           Reverse Unit Split" and "ADDITIONAL
                                           FACTORS TO BE CONSIDERED-Federal
                                           Income Tax Consequences of the
                                           Reverse Unit Split Proposal" and "-
                                           Exchange of Certificates; Fractional
                                           New Limited Partner Units; Escheat"
                                           of the Proxy Statement

8. FAIRNESS OF THE TRANSACTION
   (a) - (e)                               "SPECIAL FACTORS-Fairness" and "-
                                           Recommendation of the Board of
                                           Directors of the General Partner" of
                                           the Proxy Statement

   (f)                                     Not Applicable

9. REPORTS, OPINIONS, APPRAISALS AND
   NEGOTIATIONS

   (a) - (c)                               "SPECIAL FACTORS-Fairness" of the
                                           Proxy Statement




10. SOURCE AND AMOUNTS OF FUNDS OR
    OTHER CONSIDERATION

   (a) - (d)                               "ADDITIONAL FACTORS TO BE CONSIDERED
                                           -Source and Amount of Funds;
                                           Expenses" of the Proxy Statement


11. INTEREST IN SECURITIES OF THE SUBJECT
    COMPANY.

   (a)                                    "Item 12" of the Annual Report



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   (b)                                     "SPECIAL FACTORS-Fairness" of the
                                           Proxy Statement



12. THE SOLICITATION OR RECOMMENDATION

   (d) - (e)                               "SPECIAL FACTORS-Recommendation of
                                           the Board of Directors of the
                                           General Partner" of the Proxy
                                           Statement





13. FINANCIAL STATEMENTS

   (a)                                     "Item 8" of the Annual Report and
                                           "SPECIAL FACTORS-Fairness" and
                                           "CAPITALIZATION" of the Proxy
                                           Statement



   (b) "CAPITALIZATION" and "SUMMARY FINANCIAL AND PRO FORMA INFORMATION" of the Proxy Statement



14. PERSONS/ASSETS, RETAINED, EMPLOYED,
    COMPENSATED OR USED

   (a) - (b)                               "ADDITIONAL FACTORS TO BE CONSIDERED
                                           -Exchange of Certificates;
                                           Fractional New Limited Partner
                                           Units; Escheat" and "-Source and
                                           Amount of Funds; Expenses" of the
                                           Proxy Statement


15. ADDITIONAL INFORMATION

   (b)                                     Proxy Statement and Annual Report








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ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the section entitled "SUMMARY" of the Proxy Statement is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The Partnership is the issuer of the securities subject to this
Schedule 13E-3. The information set forth on the outside front cover page of the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in the sections entitled "INTRODUCTION" of the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the section entitled "Item 5" of Annual Report is hereby incorporated herein by reference.

         (d) The information set forth in the sections entitled "Item 5" of the Annual Report and "SPECIAL FACTORS-Fairness" of the Proxy Statement is hereby incorporated herein by reference.

         (e) Not applicable.

         (f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) - (c) The filing persons are the Partnership and the General Partner. The Partnership is also the subject company. The General Partner is an affiliate of the subject company by virtue of being its general partner. The General Partner's business address is 11691 Fall Creek Road, Indianapolis, Indiana 46256, and its business telephone number is 317/845-0270. The General Partner's principal business is the management and operation of the Partnership. The information set forth on the outside front cover page of the Proxy Statement and in the sections entitled "Item 1" and "Item 10" of the Annual Report are hereby incorporated herein by reference.

     Pursuant to General Instruction C of Schedule 13E-3, the name, position with the General Partner and business address of each executive officer or director of the General Partner as of March 23, 2001, are as follows:

    Patrick J. Bruggeman                         Director
    2100 Goshen Road, Suite 12
    Fort Wayne, Indiana 46808

    Lawrence L. Buell                            Director
    2502 Silver Land Drive
    Indianapolis, Indiana 46203

    Allen E. Rosenberg*                          Director and President

    Allen E. Rosenberg II*                       Director, Vice President and
                                                 Assistant Treasurer

    Donald J. Calabria*                          Vice President, Treasurer and
                                                 Secretary

    Robert K. Bussell*                           Vice President

    *11691 Fall Creek Road
     Indianapolis, Indiana 46256

     None of the directors and executive officers of the General Partner have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the directors and executive officers of the General Partner have been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activity subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the directors and executive officers of the General Partner is a citizen of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) - (b) The information set forth in the sections entitled "INTRODUCTION," "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT," "SPECIAL




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FACTORS-Purpose of Reverse Unit Split Proposal," "-Effects of Reverse Unit
Split," "CAPITALIZATION," "SUMMARY FINANCIAL AND PRO FORMA INFORMATION,"and "ADDITIONAL FACTORS TO BE CONSIDERED-Federal Income Tax Consequences of the Reverse Unit Split Proposal" of the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in the sections entitled "INTRODUCTION" and "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT" of the Proxy Statement are hereby incorporated herein by reference.

         (d) The information set forth in the sections entitled "SPECIAL FACTORS-Fairness" and "NO RIGHT OF LIMITED PARTNERS TO SEEK APPRAISAL RIGHTS" of the Proxy Statement is hereby incorporated herein by reference.

         (e) There have been no provisions made by the filing persons in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing persons.

         (f) Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)(1)-(2) The information set forth in the section entitled "Item 11" of the Annual Report is hereby incorporated herein by reference.


         (b) Not applicable.

         (c) Not applicable.

         (e) The information set forth in the section entitled "Changes in Control" of "Item 12" of the Annual Report is hereby incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the sections entitled "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT" and "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" and "-Effects of Reverse Unit Split" of the Proxy Statement are hereby incorporated herein by reference.

            (c) The information set forth in the sections entitled "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal," "-Effects of Reverse Unit Split" and "-Plans or Proposals of the Partnership" of the Proxy Statement are hereby incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) The information set forth in the sections entitled "INTRODUCTION," "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT" and "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" of the Proxy



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Statement are hereby incorporated herein by reference.

         (b) The information set forth in the section entitled "SPECIAL FACTORS-Alternatives" of the Proxy Statement is hereby incorporated herein by reference.

            (c) The information set forth in the sections entitled "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" and "-Fairness" of the Proxy Statement are hereby incorporated herein by reference.

            (d) The information set forth in the sections entitled "FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT," "SPECIAL FACTORS-Purpose of Reverse Unit Split Proposal" and "-Effects of Reverse Unit Split" and "ADDITIONAL FACTORS TO BE CONSIDERED-Federal Income Tax Consequences of the Reverse Unit Split Proposal" and "-Exchange of Certificates; Fractional New Limited Partner Units; Escheat" of the Proxy Statement are hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a) - (e) The information set forth in the sections entitled "SPECIAL FACTORS-Fairness" and "-Recommendation of the Board of Directors of the General Partner" of the Proxy Statement are hereby incorporated herein by reference.

         (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a) - (c) The information set forth in the section entitled "Special Factors-Fairness" of the Proxy Statement is hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) - (d) The information set forth in the section entitled "ADDITIONAL FACTORS TO BE CONSIDERED -Source and Amount of Funds; Expenses" of the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the section entitled "Item 12" of the Annual Report is hereby incorporated herein by reference.

         (b) The information set forth in the section entitled "SPECIAL FACTORS-Fairness" of the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d) - (e) The information set forth in the section entitled "SPECIAL FACTORS-Recommendation of the Board of Directors of the General Partner" of the Proxy Statement is hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth in the sections entitled "Item 8" of the Annual Report and "SPECIAL FACTORS-Fairness" and "CAPITALIZATION" of the



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Proxy Statement is hereby incorporated herein by reference. Presentation of the ratio of earnings to fixed charges is not applicable because the Partnership has neither interest expense nor preferred dividends.

         (b) The information set forth in the sections entitled "CAPITALIZATION" and "SUMMARY FINANCIAL AND PRO FORMA FINANCIAL INFORMATION"of the Proxy Statement is hereby incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) - (b) The information set forth in the sections entitled "ADDITIONAL FACTORS TO BE CONSIDERED-Exchange of Certificates; Fractional New Limited Partner Units; Escheat" and "-Source and Amount of Funds; Expenses" of the Proxy is hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         (b) Additional information is set forth in the Proxy Statement, Annual Report and the Exhibits thereto which are hereby incorporated herein by reference in their entirety.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

         See attached Exhibit Index.




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                                    SIGNATURE

         AFTER DUE INQUIRY AND TO THE BEST OF OUR KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


Date: ____________, 2001                 THE MARINA LIMITED PARTNERSHIP

                                         By: /s/ Allen E. Rosenberg
                                             ---------------------------
                                             Allen E. Rosenberg,
                                             President of the Marina II
                                             Corporation, the General Partner

Date: ____________, 2001                 THE MARINA II CORPORATION

                                         By:   /s/ Allen E. Rosenberg
                                            --------------------------------

                                             Allen E. Rosenberg, President


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                                 EXHIBIT INDEX


Exhibit Number                  Description

16(d)(1) Preliminary Proxy Statement, Notice of Meeting of the Partners and Proxy, which is filed herewith.


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